Exhibit 99.1

Interim Financial Information
Golden Ocean Group Limited

Second Quarter 2017
August 17, 2017

Hamilton, Bermuda, August 17, 2017 - Golden Ocean Group Limited (NASDAQ: GOGL / OSE: GOGL) (the "Company" or "Golden Ocean"), a leading dry bulk shipping company, today announced its results for the quarter ended June 30, 2017.
Highlights
•
Net loss of $12.0 million and loss per share of $0.10 for the second quarter of 2017, compared with net loss of $17.9 million and loss per share of $0.17 for the first quarter of 2017 and net loss of $39.2 million and loss per share of $0.37 for the second quarter of 2016. Net loss of $29.8 million and loss per share of $0.26 for the first six months of 2017, compared with net loss of $107.5 million and loss per share of $1.27 for the first six months of 2016.

•	Adjusted EBITDA[1] of $29.7 million for the second quarter of 2017 compared with $17.5 million in the prior quarter and negative $0.8 million for the second quarter of 2016.
•
Completed the acquisitions of 14 modern dry bulk vessels from Quintana in ship-for-share transactions in exchange for 14.5 million shares and the assumption of $262.7 million in debt. Eleven vessels delivered in the second quarter and remaining three vessels delivered in July.

•
Took delivery of two Panamax ice-class vessels in June acquired from Hemen, in ship-for-share transactions in exchange for 3.3 million shares and the assumption of a $22.5 million seller's credit debt.

•	Joint venture company agreed to sell Golden Opus for $28.9 million, with expected delivery in third quarter. Net cash proceeds are expected to be approximately $6 million.
Birgitte Ringstad Vartdal, Chief Executive Officer of Golden Ocean Management AS commented:
"Our second quarter results were positively impacted by the improved freight rate environment going into the quarter and by a small increase in our fleet operating days. The majority of the 16 modern, high quality vessels we agreed to acquire earlier this year were delivered in the second half of the quarter.  All of these vessels have now been delivered and we view the acquisition as timely based on the developments both in freight rates and asset values. Our large fleet of young, modern vessels with the majority trading in the spot market gives us strong leverage to further improvements in the dry bulk market and positions the company to create significant value for our shareholders."

1Adjusted earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is a non-GAAP measure. A reconciliation of adjusted EBITDA to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd, 2nd Quarter 2017

Second Quarter and First Six Months 2017 Results
The Company reports net loss of $12.0 million and loss per share of $0.10 for the second quarter of 2017, compared with net loss of $17.9 million and loss per share of $0.17 for the first quarter of 2017.
Adjusted EBITDA was $29.7 million for the second quarter of 2017, an increase of $12.2 million compared with the prior quarter.
Operating revenues amounted to $99.7 million in the second quarter, an increase of $17.7 million compared to the prior quarter. The improvement in operating revenues was primarily due to improved rates and a $5.9 million contribution from 13 recently acquired vessels that were delivered in the second quarter. The average TCE rate2 for the fleet was $12,237 per day compared with $11,304 per day in the first quarter. Voyage expenses increased by $2.1 million compared with the prior quarter.
Ship operating expenses amounted to $31.3 million in the second quarter, an increase of $4.0 million compared with the first quarter. The increase was primarily due to vessel additions to the fleet during the quarter. Ship operating expenses include dry docking costs of $1.3 million in the second quarter, compared with $1.5 million in the prior quarter. Charterhire expenses of $13.3 million decreased by $2.8 million in the second quarter following a decrease in rates for vessels chartered-in on a short term basis. Administrative expenses increased by $0.9 million compared with the first quarter of 2017, mainly as a result of an increase in professional fees related to the vessel acquisitions in the quarter. Depreciation increased by $2.5 million in the second quarter following 13 vessel deliveries in the quarter and incremental depreciation on four newbuilding vessels delivered during the first quarter.
Net interest expenses of $13.9 million, increased by $1.5 million compared with the first quarter of 2017 following the increase in debt financing related to the vessel acquisitions during the quarter. In the second quarter of 2017, the Company reported a $3.8 million decrease in the fair value of the Company's derivatives, predominantly related to the portfolio of interest rate swaps.
Net loss for the first six months of 2017 was $29.8 million compared with a net loss of $107.5 million for the first six months of 2016. For the first six months of 2017, net operating loss was $0.4 million compared with a net operating loss of $55.2 million in the corresponding period in the prior year. Total other expenses, net, for the first six months of 2017 were $29.4 million compared with $52.2 million for the first six months of 2016. The decrease in expenses is primarily related to impairment on marketable securities and higher unrealized mark to market loss on the portfolio of derivatives in 2016 compared with 2017.
In the second quarter of 2017, operating cash flow contributed $6.1 million to our cash balance. Net cash used in investing activities was $22.9 million, including aggregate pre-delivery installments for two newbuilding vessels of $9.8 million, and an increase in restricted cash of $11.7 million primarily related to the minimum cash covenant of the new debt financing. Net cash used in financing activities was $69.8 million, which included deferred debt repayments of $54.0 million through the cash sweep mechanism in our debt facilities, and $14.5 million in down-payments on bank debt related to acquired vessels from subsidiaries of Quintana Shipping Ltd. ("Quintana"). As a result, net $86.6 million in cash was used in the second quarter. Total cash and cash equivalents, net of long term restricted cash, was $122.7 million as of June 30, 2017.
In the second quarter of 2017, the Company capitalized $343.3 million under vessel and equipment related to the 13 vessels that we took delivery of during the quarter. The acquisition cost of the vessels primarily comprised 14,950,000 shares of the Company, which were valued based on the Company's share price at the time of each vessel's delivery, and $241.9 million in assumed debt financing. The aggregate value of the Company's shares paid as consideration for the acquired vessels of $97.4 million, based on the Company's share price at the time of each vessel's delivery, resulted in a corresponding increase in stockholders' equity.
Long-term debt increased by $230.3 million in the second quarter of 2017 primarily as a result of the assumption of $219.4 million in new bank debt financing of the 11 vessels delivered from Quintana. In addition, the Company entered into a $22.5 million seller's credit with affiliates of Hemen Holding Ltd. ("Hemen"), a related party to the Company, to finance the two vessels delivered from Hemen. The Company made a $14.5 million down-payment on the new debt upon delivery of the vessels. The remaining change in the Company's long-term debt balance of $2.9 million is related to amortization of deferred charges and amortization of a fair value adjustment balance of the Company's outstanding convertible bond. In the second quarter the Company paid $54.0 million in accumulated deferred debt repayments through the cash sweep mechanism, and as of June 30, 2017, the deferred repayments under the loan facilities amounted to $14.5 million.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

Golden Ocean Group Ltd, 2nd Quarter 2017

Fleet Development and Newbuilding Program
In the first quarter the Company entered into agreements to acquire 16 modern dry bulk vessels in transactions where the Company would issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million (the "Acquisition"). Of the 16 acquired vessels, 14 were acquired from Quintana, and two ice class Panamax vessels acquired from Hemen, the Company's largest shareholder. The vessels acquired from Quintana consist of six Capesizes and eight Kamsarmax/Panamaxes, mainly built in Japan and Korea. Eleven of the 14 Quintana vessels were delivered to the Company in the second quarter of 2017.
For the two 2017-built ice class Panamax vessels acquired from affiliates of Hemen, the Company agreed a consideration of 3.3 million shares of the Company and a seller's credit of $22.5 million that matures in June 2019, with no fixed amortization. The vessels were delivered to the Company in June 2017.
As of the date of this report, the Company has taken delivery of all 16 vessels related to the Acquisition.
In June 2017, the Company's 50/50 joint venture company Golden Opus Inc. entered into a memorandum of agreement to sell its only vessel, a Capesize vessel, to an unrelated third party for $28.9 million with expected delivery to the vessel's new owners during the third quarter. The Company expects to receive a cash distribution of approximately $6 million when the vessel is delivered.
The Company has six vessels under construction and outstanding contractual commitments of $173.9 million due in 2018. The outstanding commitments are non-recourse to the parent company.
Corporate
In the second quarter of 2017 and in relation to 13 vessel deliveries as part of the Acquisition, we issued 14,950,000 consideration shares. Following the share issuances, 129,522,992 ordinary shares were outstanding as of June 30, 2017, each with a par value of $0.05. For the three and six months ended June 30, 2017, the weighted average number of shares outstanding was 120,887,826 and 114,133,529, respectively.
Following the delivery of the remaining three vessels from Quintana in July 2017 and issuance of 2,850,000 consideration shares to Quintana, the Company has 132,372,992 issued common shares as of the date of this report, each with a par value of $0.05.
The Dry Bulk Market
Dry bulk shipping rates continued to improve in the beginning of the second quarter, following increases in the first quarter of 2017, before tapering off as the quarter progressed. Compared to the first half of 2016, rates more than doubled for most vessel types in the first half of 2017. The table below summarizes observed gross rates as reported by the Baltic Exchange for various time periods:

$/day (gross)	Q2-17	Q1-17	Q2-16	H1-17	H1-16
Capesize (CS5TC)	12,043	11,170	6,683	11,596	4,717
Panamax (PM4TC)	8,800	8,284	4,899	8,536	3,991
Supramax (SM6TC)	8,602	8,171	5,795	8,381	4,806
Golden Ocean Group Ltd, 2nd Quarter 2017

Global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) continued to improve to 83.3% in the second quarter of 2017 from 82.8% in the first quarter of 2017 and 80.5% in the second quarter of 2016, according to Maritime Analytics.
Total seaborne transportation of dry bulk goods in the quarter was 1,096 mt compared to 1,089 mt in the first quarter of 2017 and 1,054 mt in the second quarter of 2016, according to Maritime Analytics. Transportation of all major commodity groups increased in the second quarter of 2017 compared to the second quarter of 2016, albeit at a lower pace than the year over year growth seen in the first quarter of this year. In particular, growth in seaborne transportation of coal and agricultural products slowed, although coal import demand remained at higher levels compared to the second quarter of last year. Overall the world economy is in a positive trend with global GDP growth trending higher. Chinese GDP also improved in the second quarter and ended at 6.9% for the quarter. Despite concerns on credit tightening, the underlying data for housing construction and infrastructure investments are positive.
Steel prices in China have remained strong on positive steel margins.  This has kept imports of iron ore at high levels and also encouraged a recent increase in iron ore prices. Global tonne mile demand of iron ore increased year over year by 7.6% in the second quarter, a strong increase, although lower than 9.1% in the first quarter. As imports have continued to exceed consumption, stock piles have trended higher, creating a short term risk that stock piles will be drawn from and imports will decrease correspondingly.
Seaborne trade of thermal coal increased by 2% year over year during the second quarter, down from the 5% year over year growth in the first quarter. Following strong Chinese imports in the first quarter, domestic production has increased, and import restrictions were put on some smaller Chinese ports. At the same time, Chinese hydro power production has been lower than normal due to lower precipitation. Warm weather has created continued cooling demand and has supported continued thermal coal imports. Imports into other countries, most notably South Korea and Taiwan, have also remained strong.
While agricultural products transportation experienced strong year over year growth in the first quarter of 7%, the rate of growth declined to 1% in the second quarter. Following a strong season out from South America, volumes were down towards the end of the second quarter on seasonal weakness. Increases are expected towards the end of the year when the export from the crops on the Northern Hemisphere start.
Transportation of minor bulks remained strong in the second quarter, increasing by 6% year over year, on a combination of growth in volumes and increased sailing distances across all minor bulk trades. Chinese imports of various ores, like nickel, bauxite and manganese, have been particularly strong.
The global fleet of dry bulk vessels passed 800 million dwt during June and was 802 million dwt at the end of the second quarter. Deliveries of 9.9 million dwt in the second quarter were approximately 50% less than the 18.1 million dwt delivered in the first quarter of the year. In the first half of 2017, 28 million dwt was delivered in total, compared with scheduled deliveries of 40 million dwt, implying slippage in the range of 30% for the first half of the year.
At the same time 3.5 million dwt was scrapped in the second quarter, compared with 5.2 million dwt in the first quarter, resulting in net fleet growth of 6.4 million dwt  and 16.4 million dwt, in the second quarter and the first half, respectively. Based on this year's improved rate environment, scrapping has decreased significantly since last year. Few vessels are usually scrapped in the third quarter due to the monsoon season. With year to date scrapping at 8.7 million dwt, we therefore do not expect scrapping to exceed 15 million dwt in 2017, regardless of market conditions. In July, the International Maritime Organization decided to postpone the implementation schedule for ships to comply with the Ballast Water Treatment Convention ("BWTC") by two years. The original September 2017 compliance deadline was expected to result in some vessels being scrapped, although many owners were actively pursuing solutions or alternatives. The US coast guard has however maintained its requirements, and the postponement of the BWTC will therefore not affect vessels trading in US waters.

Golden Ocean Group Ltd, 2nd Quarter 2017

At the end of the second quarter, the orderbook amounted to 61.0 million dwt, according to ViaMar and IHS-Seaweb. Scheduled deliveries of 5.4 million dwt were postponed from the second quarter, and a total of 19.6 million dwt is now scheduled for delivery in the remainder of 2017. Further delays and/or cancellations can be expected as 4.3 million dwt of the 19.6 million dwt scheduled for delivery has not even commenced construction and another 6.7 million dwt has only had its keels laid. The remaining Capesize order book amounts to 34 million dwt, of which 6.0 million dwt is scheduled for delivery during 2017, 13.1 million dwt in 2018 and 9.9 million dwt in 2019.
Following the improvements in the spot market and an increase in the number of long term contracts in the first quarter, asset prices appreciated across all vessel types, a trend that continued into the second quarter before abating slightly during the slow summer market. While prices have increased, sale and purchase activity decreased towards the end of the second quarter and into the third quarter. With a recent increase in rates, we expect to see further activity and increases in asset values. Reports of newbuilding orders have continued over the last several months, although only a portion of the orders reportedly placed early in the year materialized. We expect to see additions to the order book for deliveries in 2019 and 2020, but still at modest levels in aggregate.
Strategy and Outlook
Following the delivery of the 16 vessels acquired earlier this year, the Company has further enhanced its already significant commercial scale. The rate environment in the first half of 2017 was stronger than what most industry participants expected and has given rise to a sense of optimism for continued improvements. The Board is pleased that the Company was in the position to both reduce its leverage by paying down a large amount of deferred debt and to add modern, high quality vessels to its fleet during this period.
The Company's results improved in the second quarter on higher achieved time charter rates that were equal to our cash break even levels, including full debt repayment. Revenues reflect an improved market at the start of the second quarter for Capesize vessels and relatively stable rates for the Panamax and Supramax vessels. Rates for the smaller vessels have held up thus far in the third quarter, while the Capesize market began the third quarter at lower levels and has improved as the quarter has progressed. Further deleveraging as a result of the Company's cash sweep agreement with its lenders is expected going forward based on the current rate environment. The Company maintains a strong cash position and has a limited cash funding requirement for its remaining newbuilding program, net of debt commitments.
After absorbing a significant number of deliveries over the past several years, the growth of the global fleet is beginning to slow down. The order book as a percentage of the global fleet is approaching historically low levels.  New ordering has been minimal, which provides a certain amount of visibility into fleet growth for the next few years. While the Company expects the pace of ordering activity to increase somewhat in an improving market, a good portion of new orders may replace older tonnage being phased out, particularly ahead of the implementation of environmental regulations towards the end of this decade. Purely speculative ordering is likely to be lower than in the past. In summary, supply dynamics appear to be encouraging going forward.
Forward Looking Statements
Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words such as "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Golden Ocean Group Ltd, 2nd Quarter 2017

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
August 17, 2017

Questions should be directed to:
Birgitte Ringstad Vartdal: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

Per Heiberg: Chief Financial Officer, Golden Ocean Management AS
+47 22 01 73 45

Golden Ocean Group Ltd, 2nd Quarter 2017

Interim Financial Information

Second Quarter 2017

Index

Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)

Time charter revenues	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Operating revenues
Time charter revenues	50,095	35,081	21,478	85,175	38,527
Voyage charter revenues	49,551	46,270	29,215	95,821	56,473
Other revenues	36	624	3,810	661	5,249
Total operating revenues	99,682	81,975	54,503	181,657	100,249

Gain (loss) on sale of assets and amortization of deferred gains	64	64	64	128	166
Other operating income (expenses)	1,149	1,844	1,068	2,993	330
Operating expenses
Voyage expenses and commission	28,567	26,444	16,224	55,011	37,942
Ship operating expenses	31,317	27,291	25,573	58,608	50,667
Charter hire expenses	13,313	16,141	15,911	29,454	26,920
Administrative expenses	3,515	2,613	3,860	6,128	6,886
Impairment loss on vessels and newbuildings	—	—	985	—	985
Provision for uncollectible receivables	—	—	—	—	1,800
Depreciation	19,239	16,746	15,848	35,984	30,794
Total operating expenses	95,951	89,235	78,401	185,185	155,994

Net operating income (loss)	4,944	(5,352)	(22,766)	(407)	(55,249)

Other income (expenses)
Interest income	483	347	574	830	831
Interest expense	(14,394)	(12,724)	(11,385)	(27,118)	(20,995)
Impairment loss on marketable securities	—	—	—	—	(10,050)
Gain (loss) on derivatives	(3,772)	(23)	(4,937)	(3,796)	(17,821)
Equity results of associated companies, including impairment	283	(39)	118	243	(2,952)
Other financial items	519	(65)	(840)	455	(1,196)
Net other (expenses) income	(16,881)	(12,504)	(16,470)	(29,386)	(52,183)
Net income (loss) before income taxes	(11,937)	(17,856)	(39,236)	(29,793)	(107,432)
Income tax expense	24	23	(20)	47	20
Net income (loss)	(11,961)	(17,879)	(39,216)	(29,840)	(107,452)

Per share information:
Earnings (loss) per share: basic and diluted	$(0.10)	$(0.17)	(0.37)	$(0.26)	(1.27)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Other Comprehensive Income
(in thousands of $)
	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Comprehensive income (loss), net
Net (loss) income	(11,961)	(17,879)	(39,216)	(29,840)	(107,452)
Net changes related to marketable securities
Unrealized gain (loss)	(2,713)	5,361	(633)	2,648	(10,683)
Reclassification of loss to net income	—	—	—	—	10,050
Other comprehensive income (loss)	(2,713)	5,361	(633)	2,648	(633)

Comprehensive income (loss), net	(14,674)	(12,518)	(39,849)	(27,192)	(108,085)

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)

	June 30, 2017	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	122,699	209,331	212,942
Restricted cash	4,361	413	315
Other current assets	107,963	99,883	86,674
Total current assets	235,023	309,627	299,931
Restricted cash	64,168	56,378	53,797
Vessels and equipment, net	2,243,448	1,918,719	1,758,939
Vessels under capital leases, net	2,512	2,735	2,956
Newbuildings	126,506	116,746	180,562
Other long term assets	58,413	61,395	65,437
Total assets	2,730,070	2,465,600	2,361,622

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	—	54,045	—
Current portion of obligations under capital leases	5,043	4,949	4,858
Other current liabilities	51,898	45,274	38,742
Total current liabilities	56,941	104,268	43,600
Long-term debt	1,287,498	1,057,143	1,058,418
Obligations under capital leases	10,125	11,418	12,673
Other long term liabilities	8,136	8,174	8,212
Total liabilities	1,362,700	1,181,003	1,122,903
Equity	1,367,370	1,284,597	1,238,719
Total liabilities and equity	2,730,070	2,465,600	2,361,622

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net (loss) income	(11,961)	(17,879)	(39,216)	(29,840)	(107,452)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities;
Depreciation	19,238	16,746	15,848	35,984	30,794
Impairment loss on vessels	—	—	985	—	985
Impairment loss on marketable securities	—	—	—	—	10,050
(Gain) loss on sale of newbuildings and amortization of deferred gain	(64)	(64)	(65)	(128)	(166)
Results from associated companies	(282)	39	(118)	(243)	810
Impairment of associated companies	—	—	—	—	2,142
Amortization of favorable charter party contracts	5,474	6,292	6,068	11,766	12,771
Amortization of unfavorable charter party contracts	(167)	(166)	(167)	(333)	(335)
Amortization of other fair value adjustments, net, arising on the Merger	2,561	2,425	2,342	4,986	4,536
Other	3,475	556	6,484	4,032	18,135
Change in operating assets and liabilities	(12,196)	(3,738)	(7,038)	(15,934)	(8,717)
Net cash provided by (used in) operating activities	6,078	4,211	(14,877)	10,290	(36,447)

Investing activities
Changes in restricted cash	(11,738)	(2,678)	(9,202)	(14,416)	(21,037)
Additions to newbuildings	(10,054)	(112,488)	(41,312)	(122,542)	(203,035)
Proceeds from the sale of vessels	—	—	—	—	48,122
Proceeds from sale of marketable securities	—	—	—	—	125
Purchase of investment in associated companies	(1,000)	—	(4)	(1,000)	(754)
Other investing activities, net	(120)	256	256	136	256
Net cash provided by (used in) investing activities	(22,912)	(114,910)	(50,262)	(137,822)	(176,323)

Financing activities
Repayment of long-term debt	(68,531)	—	—	(68,531)	(22,219)
Proceeds from long term debt	—	50,000	25,000	50,000	142,200
Net proceeds from share issuance	(69)	58,252	—	58,183	205,354
Debt fees paid	—	—	(898)	—	(898)
Repayment of capital leases	(1,199)	(1,164)	(1,772)	(2,363)	(3,511)
Net cash provided by (used in) financing activities	(69,799)	107,088	22,330	37,289	320,926
Net change in cash and cash equivalents	(86,632)	(3,611)	(42,809)	(90,243)	108,156
Cash and cash equivalents at start of period	209,331	212,942	253,582	212,942	102,617
Cash and cash equivalents at end of period	122,699	209,331	210,773	122,699	210,773

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $)
	Six months ended June 30, 2017	Six months ended June 30, 2016
Number of shares outstanding
Balance at beginning of period	105,965,192	34,534,580
Shares issued	23,557,800	71,410,658
Balance at end of period	129,522,992	105,945,238

Share capital
Balance at beginning of period	5,298	1,727
Shares issued	1,178	3,570
Balance at end of period	6,476	5,297

Additional paid in capital
Balance at beginning of period	201,864	—
Shares issued	154,378	201,784
Stock option expense	288	—
Balance at end of period	356,530	201,784

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,766
Restricted stock unit expense (income)	—	8
Stock option expense	—	35
Balance at end of period	1,378,824	1,378,809

Other comprehensive income
Balance at beginning of period	2,287	—
Other comprehensive income, net	2,648	(633)
Balance at end of period	4,935	(633)

Retained deficit
Balance at beginning of period	(349,555)	(221,844)
Net (loss) income	(29,840)	(107,452)
Balance at end of period	(379,395)	(329,296)

Total equity	1,367,370	1,255,961

The accompanying selected notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Ltd, 2nd Quarter 2017

Golden Ocean Group Limited
Selected Notes to Unaudited Interim Condensed Consolidated Financial Statements
1. General
Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda based shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market and the Oslo Stock Exchange.
2. Accounting policies
Basis of accounting
The condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company's annual financial statements included in the Company's annual report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 5, 2017.
Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2016.
Net income as a result of the revenue sharing agreement for the Capesize vessels is presented as other operating income (expenses). Comparative numbers have been revised to conform with current presentation.
3. Earnings per share
Earnings per share amounts for the three and six months ended June 30, 2017 are based on the weighted average number of shares outstanding of 120,887,826 and 114,133,529, respectively. Earnings per share amounts in comparative periods have been restated for the effect of the 1-for-5 reverse share split completed in August 2016.
4. Amortization of favorable and unfavorable charter party contracts
Operating revenues in the three months and six months ended June 30, 2017 have been reduced by net $5.5 million and $11.8 million, respectively, as a result of the amortization of favorable and unfavorable time charter-out contracts. Favorable time charter out contracts which were acquired as a result of the merger between Knightsbridge Shipping Ltd and former Golden Ocean Group Ltd on March 31, 2015, have a carrying value of $63.7 million as of June 30. 2017. In addition, time charter-out contracts novated as part of the acquisition of vessels from Quintana were valued to negative $3.1 million, net, and have a carrying value of negative $2.4 million, net, as of June 30, 2017.
Charter hire expenses in the three months and six months ended June 30, 2017 have been reduced by $0.2 million and $0.3 million, respectively, as a result of the amortization of unfavorable time charter-in contracts, which were acquired as a result of the merger and have a carrying value of $5.1 million as of June 30, 2017.
The net effect of amortization of the contract portfolio was a $11.5 million and a $5.3 million reduction in net income in the six and three months ended June 30, 2017, respectively.
5. Vessels and equipment, net
On April 27, 2017, the Company took delivery of the first two vessels from Quintana, Q Sue and Q Kaki (renamed to Golden Sue and Golden Kaki). Golden Ocean issued 1.6 million consideration shares to Quintana and associated companies in exchange for the two vessels. The Company also assumed $48.0 million in debt and prepaid $2.8 million in installments, for the two vessels.

Golden Ocean Group Ltd, 2nd Quarter 2017

On May 3, 2017, the Company took delivery of Q Kennedy (renamed to Golden Kennedy) and issued 1.7 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $13.8 million in debt, and prepaid a $0.8 million installment for the vessel.
On May 4, 2017, the Company took delivery of Q Amreen (renamed to Golden Amreen) and issued 1.2 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $28.6 million in debt, and prepaid a $1.6 million installment for the vessel.
On May 15, 2017, the Company took delivery of Q Shea and Q Myrtalia (renamed to Golden Shea and Golden Myrtalia). Golden Ocean issued 1.95 million consideration shares to Quintana and associated companies in exchange for the two vessels. The Company also assumed $24.6 million in debt, and prepaid $2.4 million in installments for the two vessels.
On May 16, 2017, the Company took delivery of Q Ioanari (renamed to Golden Ioanari) and issued 1.3 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $9.8 million in debt, and prepaid a $1.0 million installment for the vessel.
On May 22, 2017, the Company took delivery of Q Gayle (renamed to Golden Gayle). Golden Ocean issued 1.8 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $19.8 million in debt, and prepaid $1.4 million in installments for the vessel.
On May 23, 2017, the Company took delivery of Q Anastasia (renamed to Golden Anastasia). Golden Ocean issued 550 thousand consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $30.9 million in debt, and prepaid $1.7 million in installments for the vessel.
On June 1, 2017, the Company took delivery of Q Houston (renamed to Golden Houston). Golden Ocean issued 550 thousand consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $31.9 million in debt, and prepaid $1.8 million in installments for the vessel.
On June 13, 2017, the Company took delivery of Q Arion (renamed to Golden Arion). Golden Ocean issued 1.0 million consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $12.2 million in debt, and prepaid $1.0 million in installments for the vessel.
On June 19, 2017, the Company took delivery of Sea Amber (renamed to Golden Amber). Golden Ocean issued 1.65 million consideration shares to Hemen and associated companies in exchange for the vessel. The Company also assumed $11.25 million in debt under a seller's credit agreement.
On June 21, 2017, the Company took delivery of Golden Opal. Golden Ocean issued 1.65 million consideration shares to Hemen and associated companies in exchange for the vessel. The Company also assumed $11.25 million in debt under a seller's credit agreement.
Refer to Note 7 for details of newbuildings delivered and transferred to vessels in the six months ended June 30, 2017, and note 11 for vessel deliveries subsequent to quarter end.
6. Vessels under capital leases, net
The Company has one vessel, Golden Eclipse, classified as capital lease as of June 30, 2017. The bareboat charter expires in 2020.
7. Newbuildings
On January 6th, 2017 the Company took delivery of Golden Virgo and paid a final installment of $15.9 million. There is no related debt on the vessel.

Golden Ocean Group Ltd, 2nd Quarter 2017

On January 20th, 2017 the Company took delivery of Golden Libra and paid a final installment of $15.9 million. There is no related debt on the vessel.
On February 13th, 2017 the Company took delivery of Golden Surabaya and Golden Savannah and paid final installments of $69.2 million in total, drawing down $50.0 million in debt.
During the six months ended June 30, 2017, the Company paid installments of $19.5 million for its six remaining newbuilding vessels.  As of June 30, 2017, the Company had outstanding contractual commitments of $173.9 million all due in 2018.
8. Long-term debt
In February 2016, the Company agreed with its lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, however a cash sweep mechanism commenced on September 30, 2016. The Company will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism and without affecting the final maturity date. In the second quarter of 2017, the Company presents the amortization expense of deferred charges under interest expense. Comparative numbers have been revised to conform with current presentation.
In the six months ended June 30, 2017, a total $50.0 million was drawn down under the Company's $425.0 million senior secured post-delivery term loan facility in connection with the delivery of two newbuilding vessels. As of the date of this report, the available debt financing for the remaining six newbuilding vessels is $150 million.
Based on the improved actual and projected cash position, excluding proceeds from the equity offering, the Company paid $54.0 million in accumulated deferred debt repayments through the cash sweep mechanism set in place as part of the amended terms under the loan agreements entered into in the first quarter 2016.
As of June 30, 2017, the deferred repayments under the loan facilities amounted to $14.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, but subject to market development and working capital changes in the third quarter of 2017, the Company expects to prepay a significant part of the deferred debt repayments during the fourth quarter of 2017 through the cash sweep mechanism.
As part of the acquisition of the 14 vessels from Quintana, the Company agreed to assume the vessels' corresponding bank debt financing of $262.7 million, in aggregate. The vessels are owned indirectly by a newly-established wholly-owned non-recourse subsidiary of the Company.
According to the loan agreements we have entered into with the lenders with respect to the acquired vessels from Quintana, we have agreed a $17.4 million down-payment of the debt, related to the assumed debt for three regular quarterly repayments in exchange for eliminating mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism has been put in place whereby if certain conditions are met, the Company will make payments to reduce the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.
The average interest rate of the debt related to the vessels acquired from Quintana is LIBOR plus a 3.1% margin. Ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements, our wholly-owned non-recourse subsidiary which indirectly owns the vessels acquired from Quintana is prohibited from paying dividends to its parent company. Additionally, through June 2019, the Company will be required under the loan agreements to satisfy financial covenants including $10 million in minimum cash and 105% minimum asset value. Following June 2019, the financial covenants under these loans will include 25% market adjusted equity, $10 million in minimum cash and 125-135% minimum asset value.
As of June 30, 2017 and following the delivery of 11 of the 14 vessels from Quintana, the Company has assumed bank debt of $219.4 million and made a down-payment of $14.5 million upon delivery of the vessels that were delivered in the second quarter of 2017. With reference to note 10 and note 11, the Company assumed $43.3 million in bank debt and made $2.9 million in down-payments following the delivery of the remaining three vessels subsequent to June 30, 2017.
In relation to the two vessels acquired from Hemen, the Company has assumed a $22.5 million seller's credit debt, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%

Golden Ocean Group Ltd, 2nd Quarter 2017

9. Share capital
In the second quarter of 2017 and in relation to 13 vessel deliveries as part of the Acquisition, we issued 14,950,000 consideration shares. Following the share issuances, 129,522,992 ordinary shares were outstanding as of June 30, 2017, each with a par value of $0.05.
With reference to note 11 and following the delivery of the remaining three vessels of the Acquisition in July 2017 and issuance of 2,850,000 consideration shares to Quintana, we have 132,372,992 issued common shares as of the date of this report, each with a par value of $0.05.
10. Commitments and contingencies
As of June 30, 2017, the Company had six vessels under construction and outstanding contractual commitments of $173.9 million all due in 2018. The Company's outstanding commitments are non-recourse to the parent company.
In the first quarter, the Company entered into agreements to acquire 16 modern dry bulk vessels in transactions where the Company would issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million. Of the 16 vessels, 14 will be acquired from subsidiaries of Quintana.
As of June 30, 2017, the Company had taken delivery of 11 of the 14 vessels agreed to be acquired from Quintana. For the remaining three vessels committed to be acquired from Quintana, the Company has agreed to issue in total 2,850,000 consideration shares and assume $43.3 million in bank debt financing. In addition, the Company agreed to a $2.9 million down payment of the debt associated with these three vessels.
With reference to note 11 and subsequent to quarter end, the Company has taken delivery of the three remaining vessels agreed to be acquired from Quintana.
In June 2017, the Company's fifty per cent owned joint venture company Golden Opus Inc. entered into a memorandum of agreement to sell its only vessel, a Capesize vessel, to an unrelated third party for $28.9 million with expected delivery to new owners during the third quarter. With the sale of the vessel, the Company expects to record an income from the joint venture company of about $3.0 million in the third quarter of 2017, and receive a cash distribution of approximately $6 million
11. Subsequent events
On July 11, 2017, the Company took delivery of Q Jake (renamed to Golden Jake). Golden Ocean issued 500,000 consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $15.3 million in debt, and prepaid $1.0 million in installments for the vessel.
On July 17, 2017, the Company took delivery of Q Deb (renamed to Golden Deb). Golden Ocean issued 1,300,000 consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $15.6 million in debt, and prepaid $1.0 million in installments for the vessel.
On July 20, 2017, the Company took delivery of Q Keen (renamed to Golden Keen). Golden Ocean issued 1,050,000 consideration shares to Quintana and associated companies in exchange for the vessel. The Company also assumed $12.4 million in debt, and prepaid $0.9 million in installments for the vessel.

Golden Ocean Group Ltd, 2nd Quarter 2017

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)
EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP"), and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity required by GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors' understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company's operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive adjusted EBITDA, we have excluded certain gains/losses such as those related to sale of vessels, bargain purchase gain arising on consolidation, impairments on vessels and marketable securities, mark to market of derivatives and other financial items that we believe further reduce the comparability of the ongoing performance of our core operations across periods.
(in thousands of $)	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Net income (loss)	(11,961)	(17,879)	(39,216)	(29,840)	(107,452)
Interest income	(483)	(347)	(573)	(830)	(831)
Interest expense	14,394	12,724	11,385	27,118	20,995
Income tax expense	24	23	(20)	47	20
Depreciation expense	19,239	16,746	15,848	35,984	30,794
Amortization of favorable charter party contracts	5,474	6,292	6,068	11,766	12,771
Amortization of unfavorable charter party contracts	(168)	(166)	(167)	(333)	(335)
Earnings before Interest Taxes Depreciation and Amortization	26,519	17,393	(6,675)	43,912	(44,038)
Gain/(Loss) on sale of assets and deferred gains	(64)	(64)	(65)	(128)	(166)
Gain (loss) on derivatives	3,772	23	4,937	3,796	17,821
Impairment loss on marketable securities	—	—	—	—	10,050
Vessel impairment loss	—	—	985	—	985
Other financial items	(487)	105	42	(381)	395
Adjusted Earnings before Interest Taxes Depreciation and Amortization	29,740	17,457	(776)	47,199	(14,953)

Golden Ocean Group Ltd, 2nd Quarter 2017

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Revenue and Time Charter Equivalent Rate
(i) Time Charter Equivalent Revenue:
Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
(in thousands of $)	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Total operating revenues	99,682	81,975	54,502	181,657	100,249
Add: Amortization of charter party contracts	5,474	6,292	6,068	11,766	12,771
Add: Other operating income	1,149	1,844	1,068	2,993	330
Less: Other revenues*	(36)	(624)	(3,809)	(661)	(5,249)
Net time and voyage charter revenues	106,269	89,487	57,829	195,755	108,101
Less: Voyage expenses & commission	28,567	26,444	16,224	55,011	37,942
Time charter equivalent revenue	77,702	63,043	41,605	140,744	70,159
*adjustment includes management fee revenue and other non-voyage related revenues or income recognized under other revenues.
(ii) Time Charter Equivalent Rate:
Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.
TCE rate is a measure of the average daily revenue performance. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
(in thousands of $, except for TCE Rate and days)	Three months ended June 30, 2017	Three months ended March 31, 2017	Three months ended June 30, 2016	Six months ended June 30, 2017	Six months ended June 30, 2016
Time charter equivalent revenue	77,702	63,043	41,605	140,744	70,159

Fleet available days	6,445	5,668	5,490	12,112	10,903
Fleet offhire days	(95)	(91)	(54)	(186)	(83)
Fleet onhire days	6,350	5,577	5,436	11,926	10,820

Time charter equivalent rate	12,237	11,304	7,654	11,801	6,484

Golden Ocean Group Ltd, 2nd Quarter 2017